Mail Stop 3561
      February 23, 2006

Via Fax and U.S. Mail

Donna F. Zarcone
President and Chief Operating Officer
Harley - Davidson Credit Corp.
150 South Wacker Drive, Suite 3100
Chicago, Illinois 60606

Re:	Harley Davidson Customer Funding Corp.
	Registration Statement on Post-Effective Amendment No. 1
	Filed January 27, 2006
	File No. 333-124935

Dear Ms. Zarcone,

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.
5. When available, please provide us with a copy of your updated pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes made to comply with Regulation AB.

Prospectus Supplement 1

Summary, page S-1
6. Please summarize the circumstances under which pool assets may be added, removed or substituted. Refer to Item 1103(a)(6) of Regulation AB.
7. Please provide a brief summary of how losses not covered by the credit enhancements will be allocated to Class A and Class B notes.

Credit Enhancement, page S-14
8. For contemplated credit enhancements, please add bracketed language in the prospectus supplement to clarify that you will provide the financial information as outlined in Items 1114(b)(1) and
(2) of Regulation AB if the aggregate significance percentage is
10%
or more.
9. In addition, please include a bracketed placeholder if the significant percentage of a derivative is 10% or more.

Delinquency, Loan Loss and Repossession Information, page S-32
10. Please confirm that delinquent assets will comprise less than
20%
of the asset pool. Refer to Item 1101(c)(2)(iv) of Regulation AB. Also please include a delinquency table for the assets in the pool being securitized or direct us to language showing that one would not be necessary.
The Pre-Funding Account, page S-44
11. Please disclose any limitations on the ability to add pool assets and the underwriting criteria for motorcycle contracts that may be added to the pool during the pre-funding periods. Refer to Item 1111(g) of Regulation AB.

Base Prospectus

Book-Entry Registration, page 47
12. We note your disclosure indicating that the depositor does not take any responsibility for the accuracy of the information in this section. Please note that the disclaimer of liability for material information is inappropriate. Please revise accordingly and ensure that you have made similar revisions throughout the filing where appropriate.

*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.



	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Susan Min at (202) 551-3727. If you need further assistance, you may contact me at (202) 551-3750.

								Sincerely,


								Max A. Webb
								Assistant Director
cc:	Via Facsimile (312) 558-5700
	Mr. Jai Khanna, Esq.
	Winston & Strawn LLP
	Telephone: (312) 558-6357
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Ms. Donna F. Zarcone
Harley Davidson Customer Funding Corp.
February 23, 2006
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